April 28, 2010

Ms. Laura E. Hatch

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.

Washington, DC 20549

Re:      Gabelli Investor Funds, Inc. (the "Fund")
         Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A (33-54016)

Dear. Ms. Hatch:

         This letter responds to your comments communicated by telephone on April 7, 2010, with respect to the Post-Effective Amendment No. 23 to the Registration Statement on Form N-1A (the "Registration Statement") of the Fund that was filed with the Securities and Exchange Commission (the "SEC") on February 26, 2010 (accession number 0000950123-10-017798).

         In addition, in connection with this filing, the Fund hereby states the following:

         1. The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

         2. The Fund acknowledges that the Staff's comments, and changes in disclosure in response to the Staff's comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

         3. The Fund represents that neither it nor its management will assert the Staff's comments or changes in disclosure in response to the Staff's comments as a defense in any action or proceeding by the SEC or any person.

                  The Fund's responses to your comments are reflected below. For comments that applied to both the Class AAA Shares prospectus and the Advisor Class Shares prospectus, we have only addressed the comments once. We have restated the substance of your comments for your ease of reference.

         COMMENT  #1-COVER  PAGE:  You  requested  that the Fund  pare  down the
         information  in  the  top  left  hand  corner  to  remove   duplicative
         references.

                  RESPONSE #1: The Fund has deleted the following parenthetical language that appears at the end of the disclosure in the top left hand corner: "(Net Asset Value per share may be obtained daily by calling 800-GABELLI after 7:00 p.m.)."

         COMMENT #2-COVER PAGE: You requested that the Fund add the required legend disclosure if the Fund intends to utilize a summary prospectus.

                  RESPONSE #2: The Fund will not be utilizing a summary prospectus at this time and therefore the legend has not been added.

         COMMENT #3-PRINCIPAL INVESTMENT STRATEGIES: In the first paragraph, you made reference to the Fund's investing in convertible securities. If the Fund does not hold a significant portion of its portfolio in convertible securities, you requested that the Fund move this disclosure to "Information About the Fund's Investment Objective,
         Investment Strategies, and Related Risks" and to include disclosure regarding the quality and risks of investing in convertible securities.

                  RESPONSE #3: The Fund does not invest a significant portion of its portfolio in convertible securities. Consequently we have deleted the clause pertaining to convertible securities in the first paragraph under "Principal Investment Strategies." The Fund also added the following under "Investing in the Fund involves the following risks:":

                  o CONVERTIBLE SECURITIES AND CREDIT RISK. The characteristics of convertible securities make them appropriate investments for investors who seek a high level of total return with the addition of credit risk. These characteristics include the potential for capital appreciation if the value of the underlying common stock increases, the relatively high yield received from dividend or interest payments as compared to common stock dividends, and decreased risks of decline in value, relative to the underlying common stock due to their fixed income nature. As a result of the conversion feature, however, the interest rate or dividend preference on a convertible security is generally less than would be the case if the securities were not convertible. During periods of rising interest rates, the potential for capital gain on a convertible security might be less than that of a common stock equivalent if the yield on the convertible security is at a level that causes it to sell at a discount. Any common stock or other equity security received by conversion will not be included in the calculation of the percentage of total assets invested in convertible securities.

         COMMENT #4-PRINCIPAL RISKS: You requested that if the paragraph entitled "Lower Rated Securities" under the "Principal Risks" section refers to an investment strategy of the Fund, that the Fund also include this disclosure in the "Principal Investment Strategies" section.

                  RESPONSE #4: The Fund has added the following sentence after the last sentence of the first paragraph under the "Principal Investment Strategies" section of the prospectus:

                  The Fund may invest up to 25% of its assets in lower credit quality fixed income securities that are rated below investment grade in order to seek higher income and capital appreciation.

         COMMENT #5-PRINCIPAL RISKS: You requested that if the paragraph entitled "Short Sales" under the "Principal Risks" section refers to an investment strategy of the Fund, that the Fund also include this disclosure in the "Principal Investment Strategies" section.

                  RESPONSE #5: The Fund has added the following sentence after the newly inserted sentence referenced above: "The Fund may also enter into short sales as a hedge against various positions."

         COMMENT #6-PERFORMANCE TABLE: You requested that the Fund delete the second sentence in the paragraph that discusses after-tax returns regarding "Return After Taxes on Distributions and Sale of Fund Shares" if it is not applicable for the Fund.

                  RESPONSE #6: If this disclosure is not applicable for the Fund, the Fund will remove it as appropriate.

         COMMENT #7-STATEMENT OF ADDITIONAL INFORMATION: You requested that the Fund include the new corporate governance and board member disclosure.

                  RESPONSE #7: The Fund will include such disclosure.

         Should you have any questions regarding the foregoing, please do not hesitate to contact Helen A. Robichaud at PNC Global Investment Servicing, Inc., the Fund's Sub-Administrator, at 617-338-4595.

         Very truly yours,

         /s/ Bruce N. Alpert
         -------------------
         Bruce N. Alpert
         Gabelli Funds, LLC

         cc:  Helen A. Robichaud        Arlene Lonergan
              PNC Global Investment     PNC Global Investment
              Servicing, Inc.           Servicing, Inc.

              Peter D. Goldstein        Richard Prins
              Gabelli Funds, LLC        Skadden, Arps, Slate, Meagher & Flom LLP

              Leslie Lowenbraun
              Skadden, Arps, Slate, Meagher & Flom LLP